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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2005

                              CONVERIUM HOLDING AG
                              --------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                                   -----------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X   Form 40-F
                                       ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes     No X
                                       ---    ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

January renewals 2005 and year-end 2004 results to be released on February 17, 2005 respectively March 1, 2005


Zug, Switzerland, February 11, 2005


Converium Holding Ltd, Zug, will release its January renewals 2005 results on Thursday, February 17, 2005 and its year-end 2004 results on Tuesday, March 1, 2005 before the markets open in Europe.

A live webcast for the investment community will be held on Thursday, February 17, 2005 at 9:00 am Central European Time (CET) for the January renewals 2005.

The year-end 2004 results will be webcasted on Tuesday, March 1, 2005 at 9:30 am CET.

Both webcasts can be accessed via the company's web site www.converium.com. They will be archived on our website at about noon time the respective day.

An Analyst and Media Conference will take place for the year-end 2004 results at Converium in Zurich, General Guisan-Quai 26, on Tuesday, March 1, 2005 from 11:30 am to 1:00 pm. A second Analyst Conference will be held at the London Underwriting Centre, Greenwich Room, 3 Minster Court, Mincing Lane, London, EC3R 7DD, on Wednesday, March 2, 2005 from 9:30 to 11:00 am.


Enquiries:

Michael Schiendorfer                      Zuzana Drozd
Media Relations Manager                   Head of Investor Relations

michael.schiendorfer@converium.com        zuzana.drozd@converium.com

Phone:         +41 (0) 1 639 96 57        Phone:         +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 76 57        Fax:           +41 (0) 1 639 71 20

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    CONVERIUM HOLDING AG




                                    By:  /s/ Dirk Lohmann
                                         Name:      Dirk Lohmann
                                         Title:     CEO




                                    By:  /s/ Christian Felderer
                                         Name:      Christian Felderer
                                         Title:     General Legal Counsel



Date: February 11, 2005